

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

Via E-mail
Mr. James D. Bielenberg
Chief Financial Officer
Truett-Hurst, Inc.
5610 Dry Creek Road
Healdsburg, CA 95448

> **Re:** **Truett-Hurst, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2013**
> **File No. 333-187164**

Dear Mr. Bielenberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 6 in our letter dated February 6, 2013. Please revise the registration statement to include a footnote to the registration table and a discussion in the Plan of Distribution section (or alternate pages of the Plan of Distribution section) to reflect that market making transactions are being registered.

Prospectus Summary, page 1

2. We note your response to comment 12 in our letter dated February 6, 2013, and we reissue the comment. We note your statement that "[o]ther more mature wine markets, such as the U.K. and Australia, have much higher penetration of private label wine sales (19% and 16%, respectively)." Please supplementally provide us with third-party support for this statement and highlight the specific information that you relied upon for the disclosure.

Our Structure, page 5

3.   We note your response to comment 14 in our letter dated February 6, 2013, and we partially reissue the comment. Please disclose the following or tell us why you believe it is not applicable:

- Disclose in tabular format any payments, compensation or the value of any equity that each of your directors, executive officers or affiliates received or will receive in connection with the offering, including from any exchange of the LLC Units, payments under the tax receivable agreement or any proceeds from this offering.
- Explain how the LLC organization and management relates to the company. For example, we note your disclosure on page F-27 that three of the members who own approximately 55% of the LLC comprise the board of the company.

4.   We note your disclosure on page 5 that following the offering, Truett-Hurst, Inc. will hold 2,902,557 LLC Units and your existing owners will hold 3,450,087 LLC Units. Based on a total of 6,352,644 LLC Units, the company holds a 45.7% economic interest and your existing owners hold a 54.3% economic interest in the LLC, as reflected in the organizational structure diagram. Because the LLC Units convert into Class A shares on a one-for-one basis and the Class B shareholders hold a number of votes equal to the aggregate number of LLC Units they hold, it appears that your existing holders should hold a 54.3%, and the public shareholders should hold a 45.7%, voting interest in the company. However, in the diagram and throughout the prospectus you reflect differing percentages for these interests. Please revise and reconcile throughout the prospectus accordingly or explain how you calculated these voting interests.

5.   Please describe in this section and throughout the prospectus, as applicable, the aggregate payment in dollars under the tax receivable agreement relating to the offering and the range of future payments. Also disclose the anticipated timing of the payments.

We will be required to pay our existing owners for certain tax benefits . . ., page 18

6.   Please summarize here and describe in greater detail under Certain Relationships and Related Party Transactions the material provisions of the tax receivable agreement relating to the company's liability and the resolution of disputes. We note your disclosure that there may be a material negative effect on your liquidity if you have insufficient distributions from the LLC to make payments under the agreement. Explain in greater detail how you intend to fund the required payments and the effect on the company if it is unable to make these payments.

Requirements for Valid Bids, page 32

7.   Please revise to indicate that any funds in a bidder's brokerage account will remain in the bidder's control and subject to withdrawal by the bidder without restriction at all times before the offer is accepted.

Use of Proceeds, page 34

8.   We note your response to comment 26 in our letter dated February 6, 2013. Please clearly state that you have no current specific plan for more than half of the proceeds and clarify the principal reasons for the offering. See Item 504 of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Information, page 40

9.   Please note the effect of material transactions should be presented separately in pro forma financial statements. Please revise to present in separate columns each material transaction which only includes the impact directly attributable to the respective transactions (i.e. offering, recapitalization, purchase of 2,250,000 LLC units).

10.   Per the guidance in guidance in Regulation S-X Rule 8-05(b)(2) only a pro forma balance sheet giving effect to the transaction as of the most recent balance sheet date should be presented. Please clarify or revise.

11.   Please revise you pro forma financial statements to present the minimum values of your best-efforts offering.

12.   It appears from your disclosure that the effective rate was utilized to calculate the pro forma income tax expense. Please revise to disclose the statutory tax rate or provide disclosure as to why taxes were not calculated utilizing the statutory tax rate.

13.   We note you have included the "assumed exchange" of LLC Units for Class A common stock in a note to the pro forma financial statements because it is "anti-dilutive." Please provide us with a detailed discussion of the authoritative literature you utilized to support your pro forma presentation of this transaction.

Liquidity and Capital Resources, page 54

14.   We note your response to comment 29 in our letter dated February 6, 2013. Your revised disclosure in the cash flows used in operating activities specifies the change in the accounts without explaining the underlying factors driving the change in the accounts. Please revise to explain the underlying factors for material variations in the periods presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Wine Production, page 74

15.   We note your response to comment 34 in our letter dated February 6, 2013, and we
        reissue the comment. We note your revised disclosure that your wines "have consistently
        scored in the mid-80s to low-90s out of 100 in The Wine Enthusiast and The Wine
        Spectator." Please provide support for this statement in your supplemental materials.

History and Formation Transactions, page 80

16.   We note your disclosure that "[f]ollowing this offering, the Carroll-Obremskey Trust is
        granted certain investor rights pursuant to a letter agreement dated May 3, 2012." Please
        describe those certain investor rights and file the letter agreement as an exhibit to your
        registration statement.

Directors and Executive Officers, page 85

17.   We note your response to comment 36 in our letter dated February 6, 2013, and we
        partially reissue the comment. For each director, briefly discuss the specific experience,
        qualifications, attributes or skills that led to the conclusion that the person should serve as
        a director for the company in light of the company's business and structure as required by
        Item 401(e)(1) of Regulation S-K.

18.   We note your disclosure that Virginia Marie Lambrix has served as Truett-Hurst's
        Director of Winemaking since 2008 and note that Truett-Hurst was incorporated on
        December 10, 2012. Please reconcile your disclosure. Please also clarify whether Ms.
        Lambrix served in any capacity, whether as Director of Winemaking or otherwise, for the
        LLC in the past five years.

Executive Compensation, page 89

19.   Please limit the information included in the summary compensation table to information
        concerning covered compensation of the named executive officers for the last completed
        fiscal year. Refer to Items 402(m)(1) and 402(n)(1) of Regulation S-K. Information
        pertaining to covered compensation for the current fiscal year may be included in
        narrative disclosure accompanying the summary compensation table.

20.   Please disclose the material terms of each named executive officer's employment
        agreement or arrangement, whether written or unwritten, as required by Item 402(o) of
        Regulation S-K.

Certain Relationships and Related Party Transactions, page 92

21.   We note your response to comment 39 in our letter dated February 6, 2013, and we partially reissue the comment. For each transaction discussed, please identify the related parties and disclose the basis on which each person is a related person.

22.   Please describe the voting rights, if any, of the holders of LLC Units under the amended and restated H.D.D. LLC Agreement.

Principal and Selling Stockholders, page 98

23.   We note your response to comment 38 in our letter dated February 6, 2013; however, it is unclear how much voting interest your affiliates hold based on the LLC Units held by such holders. Please provide separate tabular disclosure regarding the beneficial ownership of LLC Units, including the number of LLC Units beneficially owned prior to the offering, the number of LLC Units beneficially owned after the offering and the corresponding voting power in the LLC prior to and after the offering.

24.   For each selling stockholder, please indicate the nature of any position, office or other material relationship which the selling stockholder has had within the past three years with the company or any of its affiliates. Please also revise the tabular disclosure on page 99 to clarify whether the combined voting power is through beneficial ownership of Class A common stock, through beneficial ownership of Class B common stock, or both.

Shares Eligible For Future Sale, page 105

25.   We note your disclosure that "[u]pon consummation of this offering, our existing stockholders will hold 3,450,087 LLC Units, all of which will be exchangeable for shares of our Class A common stock, or cash, at our election." Please disclose the exchange rate and the number of shares of Class A common stock for which 3,450,087 LLC Units may be exchanged. Refer to Item 201(a)(2)(i) of Regulation S-K.

Truett-Hurst, Inc. Consolidated Financial Statements

General

26.   We have reviewed your response to comment 43 in our letter dated February 6, 2013 noting it does not address our comment in its entirety. Please provide us with a detailed discussion of the relationship of the parties involved in this transaction, including the following:

- Please provide a detail of the members prior to the recapitalization of H.D.D., LLC including the percentage of units held.
- Please provide a detail of the members subsequent to the recapitalization of H.D.D., LLC including the percentage of the units held.
- Please tell us who was the sole managing member of H.D.D., LLC prior to this transaction.
- Please tell us who were the founders of Truett-Hurst, Inc.
- Please tell us how Truett-Hurst, Inc. was capitalized.
- Please tell us why the financial statements for Truett-Hurst, Inc. have not been included in this registration statement and site the specific authoritative literature you utilized to support your treatment.

27. We noted from your response to comment 44 in our letter dated February 6, 2013 that you have accounted for this transaction as an "entities under common control." It appears that at the formation of Truett-Hurst, Inc. no shares were issued and the board of directors consist solely of three members who own 58% of the equity interest of H.D.D., LLC. Please provide us with a detailed discussion of the following:

- The rights and powers for the units held by the three individuals under the operating agreement for H.D.D., LLC prior to this transaction.
- The rights and power of these three individuals as the sole members of the board of directors at Truett-Hurst, Inc.

Report of Independent Registered Public Accounting Firm

28. Please notify your independent accountant to submit a signed audit opinion.

Notes to the Consolidated Financial Statements

14. Segment and Other Information, page F-26

29. We note in your response to comment 46 in our letter dated February 6, 2013 that you state you do not maintain discrete financial information for each distribution channel; however, we note you have presented discrete financial information for each distribution channel in Note 14 to the Consolidated Financial Statements. Additionally, we note you state you believe the distribution channels generally have similar economic characteristics; however we note the gross margins appear to be materially different at 17% and 61% for your wholesale and direct sales, respectively. Please tell us how you considered each of these points in your analysis as to whether your distribution channels represent separate operating segments as defined in FASB ASC 280.

<u>Exhibits</u>

30.   Please file Exhibits 3.4, 10.2, 10.5, 10.11, 10.12, 10.13, 10.15 and 10.16 in their entirety, including any exhibits, annexes and/or schedules thereto.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Anna T. Pinedo, Esq.
   Morrison & Foerster LLP